                                                                       Exhibit 1


                                 USD 33,000,000


                    L O A N  F A C I L I T Y  A G R E E M E N T

                                     between

                                A L C H E M Y  A S

                                   as Borrower

                                       and

                         D E N N O R S K E B A N K A S A

                                       and

              G J E N S I D I G E  N O R  S P A R E B A N K  A S A

                                    as Banks

                                       and

                       D E N  N O R S K E B A N K  A S A

                                    as Agent

                              DATED 29 October 2002

                                 C O N T E N T S


1.    DEFINITIONS                                                              3

2.    THE LOAN FACILITY                                                        6

3.    PURPOSE                                                                  7

4.    CONDITIONS PRECEDENT                                                     7

5.    USD UNAVAILABILITY                                                       8

6.    INTEREST                                                                 9

7.    REPAYMENT                                                               10

8.    PREPAYMENT                                                              10

9.    REPRESENTATIONS, UNDERTAKINGS AND SECURITY                              11

10.   CHANGES IN CIRCUMSTANCES                                                13

11.   FEES AND EXPENSES                                                       14

12.   PAYMENTS                                                                15

13.   EVENTS OF DEFAULT                                                       16

14.   TRANSFER                                                                18

15.   AGENCY                                                                  18

16.   NOTICES AND TIME                                                        20

17.   GOVERNING LAW AND JURISDICTION                                          21



EXHIBIT 1

BANK COMMITMENTS

EXHIBIT 2

FORM OF DRAWDOWN NOTICE

EXHIBIT 3

FORM OF RENEWAL NOTICE

This Loan Facility Agreement (the "AGREEMENT") is made on 29 October 2002 between:

(1)   AL CHEMY AS of Harbitzalleen 3, 0212 Oslo
      Foretaksregisteret NO 982 789 818
      (the "BORROWER"); and

(2)   DEN NORSKE BANK ASA of Stranden 21, Oslo, Norway
      Foretaksregisteret NO 810 506 482, and

      GJENSIDIGE NOR SPAREBANK ASA of Kirkegaten 18, 0107 Oslo
      Foretaksregisteret NO 984 851 006
      (the "BANKS"); and

(3)   DEN NORSKE BANK ASA of Stranden 21, Oslo, Norway (as the "AGENT").

1. DEFINITIONS

      1.1 As used in this Agreement and in any documents delivered pursuant hereto, the following expressions shall have the following meanings respectively:

                "BANKING DAY"             means a day upon which banks are
                                          open for transactions contemplated by
                                          this Agreement in (a) Oslo and London,
                                          and (b) additionally in relation to
                                          payments hereunder the place for
                                          provision of funds or due payment;

                "COMMITMENT"              means USD 33,000,000 (as the same may
                                          be reduced from time to time in
                                          compliance with Clause 2.5);

                "DRAWDOWN DATE"           means a date upon which a Drawing is
                                          advanced to the Borrower;

                "DRAWING"                 means an advance to the Borrower in an
                                          amount of not less than USD 3,000,000;

                "EVENT OF DEFAULT"        means any of the events specified in
                                          Clause 13;

                "FACILITY"                means the loan facility, the terms and
                                          conditions of which are set out in
                                          this Agreement;

                "GUARANTEE"               means the unconditional and
                                          irrevocable guarantee by the Guarantor
                                          of all the Borrower's obligations
                                          under this Agreement;

                "GUARANTOR"               means AL Industrier ASA,
                                          Foretaksregisteret NO 910 254 685;

                "INTEREST BEARING DEBT"   means, for the purpose of this
                                          Agreement, any principal amount
                                          outstanding under this Facility;

                "INTEREST PAYMENT DATE"   means the last day of each Interest
                                          Period;


                "INTEREST PERIOD"         means a period calculated in
                                          accordance with the provisions of
                                          Clause 6.1 or Clause 12.2;

                "LIBOR" (London Interbank Offered Rate) means in relation to a Drawing and in respect of any Interest Period (a) the rate per annum equal to the offered quotation for deposits in amounts equal to that Drawing or the Loan (and for periods equal to the Interest Period of that Drawing or the Loan) ascertained by the Agent to be the rate established by the British Bankers' Association and appearing on Reuters page LIBOR 01, published by Reuters through its monitor service or any equivalent successor to such service at or about 11.00 a.m. (London time) on the applicable Quotation Date; or (b) if no such rate is available, the arithmetic mean of the rate per annum at which the Banks are able to acquire USD in the amount and for the Interest

                                          Period equal to such Drawing in the
                                          London interbank market at or about
                                          11.00 a.m. (London time) on the
                                          applicable Quotation Date, as (in the
                                          absence of manifest error)
                                          conclusively certified by the Agent to
                                          the Borrower;

                "LOAN" means the aggregate principal amount for the time being advanced being advanced and outstanding hereunder;

                "MARGIN"                  means 3 % p.a. as adjusted in
                                          accordance with Clause 6.4;

                "MONTH(S)"                means a period calculated from any
                                          specified day to and including the day
                                          numerically corresponding to such
                                          specified day (or, if such specified
                                          day is the last day or if there shall
                                          be no day numerically corresponding to
                                          such specified day, the last day) in
                                          the relevant subsequent calendar
                                          month;

                "NOK"                     means the lawful currency of Norway;

                "QUOTATION DATE"          means in relation to any Interest
                                          Period for which an interest rate is
                                          to be determined hereunder (a) the day
                                          on which quotations would ordinarily
                                          be given in the London interbank
                                          market for deposits in the currency in
                                          relation to which such rate is to be
                                          determined for delivery on the first
                                          day of that Interest Period, or (b) if
                                          such earlier day is not a Banking Day
                                          the preceding Banking Day;

                "RELATED PERSON"          means, in relation to the Borrower,
                                          AS Wangs Fabrik, AL Finans AS, AS
                                          Nopal, Agrovekst AS and the Guarantor,
                                          any shareholder owning or otherwise
                                          controlling directly or indirectly 10%
                                          or more of any of them and
                                          additionally any relative (e.i. person
                                          related by blood or marriage) to such
                                          shareholder;

                "REPAYMENT DATE"          means 30 June 2003;

                "SECURITY DOCUMENTS"      means the documents listed in
                                          Clause 9.3;

                "SISSENER-FAMILY"         means Einar W. Sissener, his children,
                                          his grandchildren, the EWS Foundation
                                          and any company which is owned or
                                          otherwise controlled directly or
                                          indirectly by any of them;

                "TAXES" means any taxes, levies, duties, charges, fees, deductions and withholdings levied or imposed by any governmental or other taxing authority whatsoever;

                "TERM DATE"               means 30 May 2003;

                "TRANCHE"                 means any part of the Loan drawn and
                                          outstanding under this Agreement being
                                          a specified amount and having a
                                          separate Interest Period;

                "USD" means the lawful currency of the United States of America being a specified amount and having a separate Interest Period; and

                "VALUE ADJUSTED EQUITY"   means, in respect of the Borrower,
                                          AS Wangs Fabrik and the Guarantor on
                                          consolidated basis, the sum of (1) the
                                          value at any time of their aggregate
                                          shares of class B in Alpharma Inc.,
                                          provided that the value of each share
                                          of class B shall be equal to the bid
                                          price at such time of one share of
                                          class A as noted on the New York Stock
                                          Exchange, (2) the consolidated
                                          operating result of the Nopal AS group
                                          for the latest 12 months multiplied by
                                          10 and (3) the value of the property
                                          Harbitzalleen 3/5, such value at any
                                          time to be fixed at USD 5,000,000.

2. THE LOAN FACILITY

      2.1 The Banks shall participate in the Facility on a several basis with the respective percentages of the Commitment as listed in
                Exhibit 1 hereto.

      2.2 No Bank shall have the amount of its participation increased or reduced as a result of the failure of any other Bank to provide the amount of its participation.

      2.3 Upon satisfaction of the conditions set out in Clause 4, the Banks shall make the Commitment available to the Borrower during the period from the date hereof up to and including the Term Date.

      2.4       Not more than 3 Drawings may be made hereunder.

      2.5 The Borrower may cancel any undrawn amount of the Commitment in whole or in part by giving not less than 10 Banking Days irrevocable prior written notice of such cancellation to the Agent. Amounts cancelled may not be subsequently drawn.

3. PURPOSE

      3.1 The Borrower shall apply the Commitment to (i) refinance existing debt and (ii) cover any possible tax liability incurred from the sale of the Guarantor's shares in Dynal Biotech ASA.

4. CONDITIONS PRECEDENT

      4.1 A Drawing may be made on any Banking Day during the period from the date hereof up to and including the Term Date, provided:

                (a) the Agent shall have received not less than 5 Banking Days prior to the first proposed Drawdown Date the following in form and content satisfactory to it:

                            (i) a counterpart of this Agreement duly signed on behalf of the Borrower;

                            (ii) a company certificate evidencing that the Borrower is duly registered as a limited company and a copy of its articles of association;

                            (iii) a copy of the resolution of the board of directors of the Borrower approving the execution and performance by the Borrower of this Agreement and specifying the persons authorised to sign this Agreement on its behalf;

                            (iv)   the Security Documents;

                            (v) a company certificate evidencing that the Guarantor is duly registered as a limited company and a copy of its articles of assosiation;

                            (vi) a copy of the resolution of the board of directors of the Guarantor approving the execution and performance by the Guarantor of the Guarantee and the Security Documents and specifying the person(s) authorized to sign the Guarantee and the Security Documents on its behalf;

                (b) the Agent shall have received not later than 12:00 noon Oslo time on the fourth Banking Day prior to each proposed Drawdown Date an irrevocable written drawdown notice substantially in the form of Exhibit 2 attached hereto; and

                (c) the Agent shall not have received notice from any Bank prior to 11:00 a.m. London time on the Quotation Date prior to the Drawdown Date that it is unable to obtain deposits in USD in the London interbank market in a sum necessary to fund its participation in the Loan.

      4.2 The Agent may, in its discretion, require any copy document to be certified as a true copy.

      4.3 The Agent shall promptly notify each Bank of any notice received pursuant to Clause 4.1 (b) or (c) and of compliance with Clause
                4.1 (a), and shall promptly notify the Borrower of any notice received pursuant to Clause 4.1 (c).

5.  USD UNAVAILABILITY

      5.1 In the event that on any Quotation Date the Banks are unable to obtain deposits in USD in the London interbank market to fund a Drawing or the Loan, the Agent shall forthwith notify the Borrower and until such notice is withdrawn the obligations of the Banks to advance any Drawing shall be suspended. The Banks shall endeavour to fund the Drawing or the Loan with USD from such other sources as may be available to them and in such event the rate of interest payable on such amount shall be the aggregate of the Margin and such rate as the Banks may from time to time certify as being the cost to them of funds in USD.

      5.2 In the event that the Banks are unable to fund such amount from alternative sources, the Agent shall forthwith notify the Borrower and the Borrower shall repay such amount on the earlier of the next following Interest Payment Date and the date falling 5 Banking Days after receipt of such notice. In the event that the Banks are able to fund such amount from alternative sources but the Borrower considers the interest rate so determined to be too high, it may prepay such amount on giving the Agent not less than 7 Banking Days' irrevocable written notice.

                If at any time when the Banks are funding the Drawing or the Loan from alternative sources the Agent determines, pursuant to an understanding to that effect between the Banks, that USD deposits are available to them in the London interbank market the Agent shall forthwith notify the Borrower and the rate of interest payable on such amount for the period from the expiry of the then current period for funding from alternative sources to the expiry of the then current Interest Period determined under Clause 6.1 shall be the aggregate of the Margin and such rate as the Agent may certify as the rate at which the Banks are able to obtain deposits for such period as aforesaid.

6. INTEREST

      6.1 Each Interest Period shall begin on the Drawdown Date or, as the case may be, on the Interest Payment Date in respect of the preceding Interest Period and shall end on such date 1, 3 or 6 months thereafter as the Borrower may elect, subject to availability, by not less than 4 Banking Days' prior written notice to the Agent, provided that:

                (a) if any Interest Period would otherwise end on a day which is not a Banking Day it shall be extended to end on the succeeding Banking Day unless it would thereby end in a new calendar month in which event it shall be shortened to end on the preceding Banking Day;

                (b) subject to paragraph (c) below if no election is made by the Borrower in respect of any Interest Period, the length of such Interest Period shall be 3 months;

                (c) if any Interest Period determined pursuant to the foregoing provisions would extend beyond the Repayment Date such Interest Period shall be shortened to end on the Repayment Date;

                (d) the availability of 1 month Interest Periods shall be limited to 3 times during the term of the Loan.

      6.2 The Borrower shall pay interest on the Loan or the relevant Tranche in arrears on each Interest Payment Date and additionally in the case of an Interest Period exceeding 3 months duration at three-monthly intervals during such Interest Period at the annual rate which is conclusively certified by the Agent to be the aggregate of the Margin and LIBOR.

      6.3 The Agent shall give notice to the Borrower and each Bank of each interest rate fixed on the Quotation Date for the relevant Interest Period, which notice shall, in the absence of manifest error, be conclusive.

      6.4 The Margin shall be subject to adjustment proportionate to the adjustment of the margin under the USD 900,000,000 syndicated credit facility to Alpharma Inc. dated 5 October 2001 as later amended in accordance with the terms set out thereunder. Any adjustment of the Margin hereunder shall take place simultaneously with the adjustment of the margin being effected under the syndicated facility as aforesaid.

7.  REPAYMENT

      7.1 The Borrower shall repay the Loan together with all amounts outstanding hereunder on the Repayment Date.

8.  PREPAYMENT

      8.1 The Borrower may prepay the Loan without penalty in whole or in part on any Interest Payment Date subject to the Agent having received not less than 5 Banking Days prior to such date irrevocable written notice of the amount to be prepaid.

      8.2       Any sum prepaid may not be redrawn by the Borrower.

9.  REPRESENTATIONS, UNDERTAKINGS AND SECURITY

      9.1       The Borrower represents to the Agent and the Banks that:

                (a) it is duly formed and validly existing under the laws of Norway and has the power and has obtained all necessary consents for the execution and performance of this Agreement and the Security Documents to which it is a party;

                (b) this Agreement constitutes and those of the Security Documents to which it is a party will upon execution constitute valid, binding and enforceable obligations of the Borrower, and the execution and performance of this Agreement and such Security Documents do not and will not contravene any applicable law, order, regulation or restriction of any kind, including contractual restrictions, binding on the Borrower;

                (c) it is not in default under any other agreement to which it is a party, nor is it in default in respect of any financial commitment or obligation;

                (d) it has no other borrowings or guarantee liabilities except as disclosed to the Banks as of the date hereof ; and

                (e) it has provided the Guarantor with all material information relating to this Agreement and the Security Documents, including the content of Clause 13.

      9.2 The Borrower undertakes to the Agent and the Banks that so long as any amount is outstanding hereunder:

                (a) it will promptly inform the Agent on behalf of the Banks of any occurrence of which it becomes aware which in its reasonable opinion might adversely affect its ability to perform its obligations hereunder or under any Security Document or constitute an Event of Default;

                (b) it will deliver to the Agent for distribution to the Banks copies of (i) its annual audited accounts not later than 150 days after the end of its financial year (ii) an unaudited quarterly report including balance sheet and profit and loss statement within 50 days after the end of each calendar quarter and (iii) such other financial or other information as the Agent may reasonably request;

                (c) it will not, and will procure that AS Wangs Fabrik and the Guarantor shall not, make any further borrowings, enter into any guarantee liabilities or make any further investments without the prior written consent of the Agent on behalf of the Banks;

                (d) it will not, and will procure that AS Wangs Fabrik and the Guarantor shall not, create, incur or allow to exist over any of its assets any further mortgage, charge, pledge or lien other than those mentioned in Clause 9.3 without the prior written consent of the Agent on behalf of the Banks;

                (e) it will not, and will procure that AS Wangs Fabrik and the Guarantor shall not, make any payment of dividend or any other form of financial distribution to any of its owners or any subsidiaries or associated companies without the prior written consent of the Agent on behalf of the Banks, provided however that the payment of interest which is due and payable under any intra group loan shall, for the purpose of this Clause 9.2
                          (e), not be considered to be a financial distribution;

                (f) it will procure that there will be no change in ownership of it or of AS Wangs Fabrik, and that neither of them will be party to any merger, consolidation or similar action, without the prior written consent of the Agent on behalf of the Banks;

                (g) it will not, and will procure that AS Wangs Fabrik, AL Finans AS, AS Nopal, Agrovekst AS and the Guarantor shall not, enter into any agreement or effect any material transaction with a Related Person except on sound commercial terms which shall be approved by the Agent on behalf of the Banks;

                (h) it will not, and will procure that AS Wangs Fabrik and the Guarantor shall not, repay any intra-group loan or credit without first having repaid all outstanding debt to the Banks hereunder and any intra-group debt of the Borrower shall be subordinate to ordinary creditors;

                (i) it will not, and will procure that AS Wangs Fabrik, AL Finans AS, AS Nopal, Agrovekst AS and the Guarantor shall not, without the prior written consent of the Agent on behalf of the Banks, sell, transfer or otherwise dispose of any assets, except for transactions effected in the ordinary course of business. The same shall apply to any company which pursuant to the Norwegian

                          Limited Liability Companies Act section 1-3 is a subsidiary of any of the aforementioned companies, exclusive, however, of Alpharma Inc. The Agent on behalf of the Banks may require as a condition for granting such consent that all proceeds from any such sale, transfer or other kind of disposal of assets be applied against the drawn and outstanding amount hereunder, provided always that the proceeds of any sale, transfer of other kind of disposal by AS Nopal of any of its assets shall be applied firstly against any outstanding debt to Gjensidige NOR Sparebank ASA and secondly against the Loan outstanding hereunder.

      9.3 The Loan, and all amounts outstanding hereunder, shall be secured by the following in form and content satisfactory to the
                Agent:

                (a) a first priority pledge of all the Guarantor's shares in AS Nopal, AS Wangs Fabrik, AL Finans AS and the Borrower;

                (b) a mortgage over the Guarantor's property Harbitzalleen 3/5, gnr. 31 bnr. 60 and 161 in Oslo, amounting to NOK 300,000,000, ranking in priority subject to a lease agreement between the Guarantor as lessor and Alpharma AS as lessee dated 28 September 1994;

                (c)       the Guarantee.


10. CHANGES IN CIRCUMSTANCES

      10.1 If by reason of: (i) changes in any existing law, rule or regulation, or (ii) the adoption of any new law, rule or regulation, or (iii) any change in the interpretation or administration of (i) or (ii) above by any governmental authority, or (iv) compliance with any directive or request from any governmental authority (whether or not having the force of law):

                (a) any of the Banks incurs a cost as a result of it having entered into this Agreement and/or performing its obligations hereunder; or

                (b) there is an increase in the cost to any of the Banks of maintaining or funding its portion of the Commitment, the Loan or any advances hereunder; or

                (c) any of the Banks becomes liable for any new taxes (other than on net income) calculated by reference to the Commitment or the Loan; or

                (d) any of the Banks becomes subject to any new or modified capital adequacy or similar requirements which will have the effect of increasing the amount of capital required or expected to be maintained by such Bank based on such Bank's obligations hereunder; or

                (e) any of the Banks' effective return hereunder is reduced in any other manner;

                THEN any such cost, liability or reduction of return as referred to in the preceding paragraphs (a)-(e) shall be payable by the Borrower upon request by the Agent either in the form of an increased margin or in the form of an indemnification. The relevant Bank shall via the Agent give the Borrower notice within a reasonable time of its intention to claim compensation under this Clause 10.1 and it shall specify the form and amount of such compensation. The relevant Bank's determination of the amount of compensation to be made under this Clause 10.1 shall, absent manifest error, be conclusive. The Borrower shall be entitled to prepay such Bank's portion of the Loan in accordance with Clause 8 at any time following receipt of notice from the Agent as aforesaid on giving not less than 7 Banking Days' irrevocable written notice. In such event the Borrower shall nevertheless compensate such Bank for such requested indemnification for the period up to and including the date of prepayment.

      10.2 In the event that it shall be unlawful for any Bank to make available its portion of the Commitment or maintain or fund its portion of the Loan hereunder then such Bank's obligations shall terminate and all amounts owing by the Borrower to such Bank shall become due and payable on demand by such Bank through the Agent.

      10.3 Neither the Agent nor any Bank shall be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from the action or inaction or purported action of any government or other authority or any strike, lockout, boycott, blockade, or war affecting the Bank.

      10.4 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby.

11.  FEES AND EXPENSES

      11.1      The Borrower shall pay to the Agent:

                (a) for the account of the Banks (i) on the date of the Borrower's acceptance of the term sheet as presented by the Banks prior to this Agreement, an arrangement fee of 0.5 % flat of the Commitment and (ii) on the first Drawdown Date, or if earlier, the date falling 5 Banking Days after the date hereof, an arrangement fee of 0.5 % flat of the Commitment;

                (b) for the account of the Banks, a commitment fee in respect of the undrawn part of the Commitment for the period from 1 December 2002 up to and including the earlier of the date the Commitment is fully utilised and the Term Date, of 50% of the applicable Margin at any time, calculated on the daily average undrawn amount of the Commitment, such fee to be payable quarterly in arrears first time 28 February 2003 and finally on the last day of such period as aforesaid;

                (c) upon demand, all expenses (including internal and external legal and collateral fees of the Agent) incurred by the Agent in connection with the preparation, execution or termination of this Agreement and any other documents delivered pursuant to this Agreement or incurred by the Agent and the Banks in connection with the preservation or enforcement of any rights hereunder and/or thereunder.

      11.2 The obligations of the Borrower in Clause 11.1 (c) above shall survive the final Repayment Date.


12.  PAYMENTS

      12.1 In the event that the date on which a payment is due to be made hereunder is not a Banking Day, such date of payment shall be the following Banking Day unless it would thereby fall in a new calendar month in which event it shall be the preceding Banking Day.

      12.2 In the event that any payment to be made hereunder by the Borrower to any Bank is not received by the Agent on the due date therefor, interest will be charged by such Bank from the due date until the date that payment is received at a rate which is equal to the aggregate of (i) the Margin (ii) a default funding charge of 3% per annum and (iii) the rate at which deposits from one Banking Day to the next in an amount approximately equal to the defaulted amount due to such Bank are offered to such Bank in the London interbank market at approximately 11:00 a.m. London time on the due date for payment and on each succeeding Banking Day until payment in full of the amount due is received by such Bank; provided that if the Agent determines that such default may be reasonably expected to continue unremedied for a period exceeding one week then it may require by notice to the Borrower that the funding cost shall be determined by reference to the rate at which deposits are offered as aforesaid for periods of such length (not exceeding three months) as it may designate. Interest charged under this Clause 12.2 shall be payable on demand and unless so paid shall be added to the defaulted amount at the end of each month following the due date for payment of such amount.

      12.3 All payments to be made by the Borrower hereunder shall be made without set-off or counterclaim.

      12.4 All payments to be made by the Borrower hereunder shall be made free and clear of and without deduction for or on account of any present or future Taxes of any nature now or hereafter imposed unless the Borrower is compelled by law to make payment subject to any such Taxes. In that event the Borrower shall (i) pay to the Agent for account of the Banks such additional amounts as may be necessary to ensure that the Banks receive a net amount equal to that which they would have received had such payment not been made subject to any Taxes, and (ii) deliver to the Agent within 10 Banking Days of any request by it an official receipt in respect of the payment of any Taxes so deducted.

      12.5 If any amount of principal is, for any reason whatsoever, repaid on a day other than the last day of the then current Interest Period relating to such amount, the Borrower shall pay to the Agent for account of the Banks on request such amount as may be necessary to compensate the Banks for any loss or premium or penalty incurred by them in respect of the liquidation or re-employment of funds borrowed for the purpose of maintaining the amount repaid.

      12.6 If the Agent pays any amount to a Bank or the Borrower which has not but ought to have been paid to it by the Borrower or a Bank (as the case may be) then unless such amount is paid within 3 Banking Days of the due date such Bank or the Borrower (as the case may be) shall refund such amount to the Agent on demand. At the time such amount is paid or refunded the person paying the same shall also pay interest to the Agent on such amount at such rate per annum as reflects the cost to the Agent of funding such amount during the period from the time when such amount ought to have been paid to the time when such amount was actually paid, provided, however, that this shall not reduce the obligations of the Borrower according to Clause 12.2 above.

      12.7 Interest, commitment fee and any other payments hereunder of an annual nature shall accrue from day to day and be calculated on the actual number of days elapsed and on the basis of a 360 day year or of a 365 day year in the case of GBP and BEF or in any case where market practice differs, in accordance with market practice.

13.  EVENTS OF DEFAULT

      13.1 The obligations of the Banks hereunder shall terminate forthwith and any amount outstanding shall become immediately due and payable together with interest thereon and the Banks may exchange all or part of any outstanding amounts hereunder to NOK and/or enforce their rights under this Agreement and the Security Documents in the manner and order they deem appropriate, if any of the following events occurs and the Agent, upon the instruction of the Banks, gives notice to the
                Borrower:

                (a) if the Borrower fails to pay any sum due hereunder on the due date unless such failure results from technical error in which case a remedy period of three Banking Days shall apply; or

                (b) if the Borrower defaults in the due performance or observance of any term or covenant contained herein or in any Security Document and in the event that such default, in the reasonable opinion of the Banks is capable of remedy, continues unremedied for a period of 10 Banking Days after the Agent has given to the Borrower notice of such default; or

                (c) if any material representation made by the Borrower in this Agreement or in any notice, certificate or statement delivered or made pursuant hereto proves to have been inaccurate or misleading when made; or

                (d) if any indebtedness in respect of borrowed money or guarantee liabilities of the Borrower is not paid when due or becomes due prior to the specified payment date by reason of default; or

                (e) if a distress or other execution is levied upon or against any substantial part of the assets of the Borrower and is not discharged within 30 days; or

                (f) if the Borrower is unable or admits in writing its inability to pay its lawful debts as they mature, or makes a general assignment for the benefit of its creditors; or

                (g) if any proceedings are commenced in or any order or judgment is given by any court for the liquidation, winding-up or reorganisation of the Borrower or for the appointment of a receiver, trustee or liquidator of the Borrower or all or any part of its assets (save for the purpose of amalgamation or reorganisation not involving insolvency, the terms of which shall have received the prior written approval of the Agent on behalf of the Banks); or

                (h) if the Borrower ceases or threatens to cease to carry on its business or disposes or threatens to dispose of a substantial part of its assets or the same are seized or appropriated for any reason; or

                (i) if any Security Document ceases to be in full force and effect; or

                (j) if any consent required for the performance by the Borrower of its obligations hereunder or by the Guarantor of its obligations under the Guarantee is revoked or is otherwise modified in a manner unacceptable to the Agent; or

                (k) if there is any change of the present ownership situation in the Guarantor so that the Sissener-family no longer owns or through agreement or otherwise controls 40 % or more of the voting power of the Guarantor, without the prior written approval of the Agent on behalf of the Banks; or

                (l) if the ratio, which shall be reported by the Borrower to the Agent quarterly within 60 days after the end of each calendar quarter and additionally, in respect of each year end, within 90 days after the end of each calendar year, of Value Adjusted Equity/Interest Bearing Debt at any time hereunder falls below 2,5; or

                (m) if a situation arises which, in the opinion of the Banks, after consultation with the Borrower, will prevent fulfilment by the Borrower of its obligations hereunder or by the Guarantor of its obligations under the Guarantee.

      13.2 Clause 13.1 (d) - (h) shall also apply with respect to the Guarantor and AS Wangs Fabrik.

14.  TRANSFER

      14.1 Any Bank may transfer all or part of its participation in the Facility to any other bank or financial institution by giving not less than 10 Banking Days' prior written notice to the Agent, which shall promptly notify the Borrower. Any transfer shall require the prior written consent of the Borrower, such consent not to be unreasonably withheld. In event of transfer references herein to such Bank shall be construed as references to its transferee or transferees to the extent necessary.

15.  AGENCY

      15.1 Each Bank authorises the Agent to take such action on its behalf and to exercise such powers as are specifically delegated to it by the terms hereof together with all such powers as are reasonably incidental thereto. The relationship between the Agent and each Bank is that of agent and principal only, and nothing herein shall impose on the Agent any duties or obligations other than those for which express provision is made herein.

      15.2 Except as expressly provided herein the Agent shall distribute promptly to the Banks all sums received from the Borrower rateably in proportion to the amount of each Bank's participation in the Facility.

      15.3 The Agent will promptly advise each Bank of any notice received by it from the Borrower hereunder and any material fact or circumstance of which it has actual knowledge. The Agent shall not be under any obligation towards any Bank to ascertain or enquire as to the performance or observance of any of the terms or conditions hereof or of the Security Documents to be performed or observed by any other party hereto or thereto.

      15.4 Each Bank shall indemnify, to the extent not reimbursed by the Borrower, the Agent rateably according to the amount of its participation in the Facility against any loss, expenses (including legal fees) or liability (except such as results from the Agent's own gross negligence or wilful misconduct), which the Agent may suffer or incur in connection with the implementation, administration or enforcement of this Agreement or any Security Document.

      15.5 In performing its duties and exercising its powers hereunder the Agent will be entitled to rely on (i) any communication believed by it to be genuine and to have been sent or signed by the person by whom it purports to have been sent and signed and (ii) the opinions and statements of any professional advisers selected by it in connection herewith, and the Agent shall not be liable to any other party hereto for any consequence of any such reliance.

      15.6 The Agent takes no responsibility for the truth of any representations made herein nor for the adequacy or enforceability of this Agreement and neither the Agent (except in the case of gross negligence or wilful misconduct) nor any of its directors, officers or employees shall be liable for any action taken or omitted by it or any of them.

      15.7 Notwithstanding the agency hereinbefore constituted, the Agent may without liability to account therefore make loans to, accept deposits from and generally engage in any kind of banking or other business with the Borrower. The Agent and each Bank shall have the right (but no obligation) to set-off the total amount due hereunder from the Borrower to the Agent and the Banks against any claim the Borrower has against the Agent or such Bank (including any amount standing to the credit of any bank account), irrespective of such claims being nominated in different currencies. If any Bank shall at any time receive payment (whether by set-off, counterclaim or otherwise) and the result thereof is that it receives an amount which is greater in proportion to its participation than the amount received by any other Bank in proportion to such Bank's participation, then the receiving Bank shall, through the Agent, distribute such payment among the Banks in proportion to their pro rata participations in the Loan.

      15.8 Each Bank acknowledges that it has taken and will take such independent action and make such investigations as it deems necessary to inform itself as to the financial condition and affairs of the Borrower. Each Bank shall be responsible for making its own assessment of the financial condition and affairs of the Borrower in connection with the making and continuance of the Loan and has made its own appraisal of the creditworthiness of the Borrower.

      15.9 The Agent may grant waivers and consents, vary the terms of this Agreement and do or omit to do all such acts and things in connection with this Agreement as may be authorised in writing by the Banks. Any such waiver, consent, variation, act or omission so authorised and effected by the Agent shall be binding on the Banks, and the Agent shall be under no liability whatsoever in respect thereof.

      15.10 The Agent may resign (without reason) its appointment at any time by giving a 30 days' prior written notice to the parties hereto. The resignation shall only become effective upon the appointment of a new agent. The Agent may appoint a new agent among any reputable and experienced finance institution. Upon the appointment of a new agent, such new agent shall assume all rights and obligations from such time designated by the Agent, and the Agent shall from such time be discharged from any further obligations hereunder.

16.  NOTICES AND TIME

      16.1 Every notice under this Agreement shall be in writing and may be given or made by letter or telefax. Communications hereunder shall be addressed as follows:-

                (a) if to the Agent, at Stranden 21, 0021 Oslo telefax no. 22 48 10 46
                           Attention: Credit Administration;

                (b) if to the Borrower, at Harbitzalleen 3, 0212 Oslo telefax no. 22 52 91 50
                           Attention: Sverre Bjertnes;

                (c) if to the Banks, at their respective addresses listed in Exhibit 1 hereto;

                or to such other address as one party may hereafter notify to the other parties.

      16.2 Communications sent by letter or telefax shall be effective upon receipt. Any communication by telefax from the Borrower to the Agent shall be confirmed by letter if so requested by the Agent.

      16.3 No failure or delay on the part of the Agent or the Banks to exercise any power or right under this Agreement or the Security Documents shall operate as a waiver thereof or of any other power or right. The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

17.  GOVERNING LAW AND JURISDICTION

      17.1 This Agreement shall be governed by and construed in accordance with Norwegian law.

      17.2 The Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the Norwegian courts, the venue to be elected by the Agent.

The Borrower

AL CHEMY AS

By ......................................................................

Name in block letters ...................................................

Title ...................................................................


The Banks

p.p. DEN NORSKE BANK ASA

By ......................................................................

Name in block letters ...................................................

Title ...................................................................


p.p. GJENSIDIGE NOR SPAREBANK ASA

By ......................................................................

Name in block letters ...................................................

Title ...................................................................


The Agent

p.p. DEN NORSKE BANK ASA

By ......................................................................

Name in block letters ...................................................

Title ...................................................................

                                                                       EXHIBIT 1

                          B A N K C O M M I T M E N T S





Den norske Bank ASA                                                      83.35%
Stranden 21
0021 Oslo


Telefax:   22 48 10 46
Attn:      Credit Administration



Gjensidige NOR Sparebank ASA                                             16.65%
Kirkegaten 18
0107 Oslo

Telefax:   22 31 86 43
Attn:      Loan Administration

                                                                         ------

                                                                         100%

                                                                       EXHIBIT 2

                                   F O R M O F
                           D R A W D O W N N O T I C E

From:         AL Chemy AS
To:           Den norske Bank ASA
Attention:    Credit Administration

Date:         ...........................................

Dear Sirs

We refer to a Loan Facility Agreement dated 29 October 2002 (the "Agreement") made between inter alia ourselves as Borrower and Den norske Bank ASA as Agent. Terms defined in the Agreement shall have the same meaning in this notice.

We hereby give you irrevocable notice that pursuant to the Agreement and on ....
....................... 20...., we wish to draw down the amount of
USD....................................... upon the terms and subject to the conditions contained therein.

The Interest Period for the Drawing shall, subject to the provisions of the
Agreement, be of ...... months duration.

The Drawing, net of applicable fees and expenses described in Clause 11, shall be transferred to the account of .............................. with
............................................. , account no.
................................... .

As of today no event has occurred which with or without notice and/or lapse of time would constitute an Event of Default under the Agreement.

In the event that drawdown does not take place on the aforementioned date, by reasons beyond the control of the Agent and/or the Banks, we hereby undertake to reimburse you as Agent and all the Banks for any and all costs incurred, including but not limited to interest.

                                Yours faithfully
                              for and on behalf of
        .................................................................

        .................................................................
                              (authorised officer)

                                                                       EXHIBIT 3

                                   F O R M O F
                            R E N E W A L N O T I C E

From:         AL Chemy AS
To:           Den norske Bank ASA
Attention:    Credit Administration

Date:         .............................


Dear Sirs

We refer to the Loan Facility Agreement dated 29 October 2002 (the "Agreement") and made inter alia between ourselves as Borrower and Den norske Bank ASA as Agent. Terms defined in the Agreement shall have the same meaning in this notice.

The Interest Period for the relevant Tranche commencing on (date of renewal)
shall, subject as provided in the Agreement, be of ( .......................)
months duration.

We confirm that at and as of the date hereof the representations set out in Clause 9 of the Agreement are true and that no event which is or may become (with the passage of time or the giving of notice or both) one of those events specified in Clause 13 of the Agreement has occurred.

               Oslo, .... ................................. 20....

                              for and on behalf of
        .................................................................

        .................................................................
                              (authorised officer)